Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
July 28, 2011	NYSE: SLW

SILVER WHEATON REVISES 2011 ATTRIBUTABLE PRODUCTION GUIDANCE

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW)(NYSE:SLW) announces that it is revising its 2011 attributable silver equivalent production guidance from 27 to 28 million silver equivalent ounces to 25 to 26 million silver equivalent ounces, including 15,000 ounces of gold. The Company’s 2015 attributable production guidance is unchanged at approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. This remains one of the strongest long-term growth profiles in the precious metals industry.

Silver Wheaton’s revised 2011 production guidance is primarily attributable to a slower than anticipated production ramp-up at Goldcorp Inc.’s (“Goldcorp’s”) world-class Peñasquito mine located in Mexico (see Goldcorp’s July 27, 2011, press release). While silver grades and recoveries at Peñasquito continue to meet or exceed expectations, processing rates are less than anticipated. This is due to lower than forecast pebble feed from the SAG mills to the high pressure grinding roll (“HPGR”) circuit, and slower-than-expected progress on the raising of the tailings dam embankment resulting in insufficient water for full operation of the milling circuit.

As per their July 27, 2011, disclosure, Goldcorp continues to focus on the routine operation of the HPGR portion of the milling circuit, the final step in bringing the plant’s throughput to its design capacity of 130,000 tonne-per-day. Efforts are underway to add additional water supplies to eliminate current and future shortfalls. As well, adequate power has been installed in the grinding and HPGR circuits, such that the pebble generation issue can be circumvented by providing supplemental feed which by-passes the SAG mills. Goldcorp has commenced a $30 million project to bring the supplemental ore feed system into operation by year-end such that full production capacity of 130,000 tonne-per-day will be achieved by the end of the first quarter of 2012.

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Based upon its current agreements, forecast 2011 attributable production is 25 to 26 million silver equivalent ounces, including 15,000 ounces of gold. By 2015, annual attributable production is anticipated to increase significantly to approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com